SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on June 2, 2023 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s Shareholders’ registry on May 8, 2023 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Lee, Jung-Bok, Interim President & CEO of KEPCO

We hereby call the fiscal year 2023 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: June 26, 2023 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

            KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director
-	Seo, Guen-Bae

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: June 2, 2023

Attachment

Agenda 1. Election of a Standing Director

o	Seo, Guen-Bae

•	Gender : Male

•	Date of Birth : October 13, 1963

•	Current Position : Expert Advisor at New & Global Business Development Department (from Nov. 2022 and on)

•	Previous Positions in KEPCO

-	Executive Vice President & Chief Global Business Officer (from Dec. 2019 to Nov. 2022)

-	Vice President & Head of Global Business Development Department (from Dec. 2018 to Dec. 2019)

-	Vice President & Head of Global New Business Department (from Jul. 2018 to Dec. 2018)

-	Director General of Planning & Management Office of Regional Headquarters KEPCO Busan-Ulsan (from Dec. 2016 to Jul. 2018)

-	Assistant Vice President and Head of Business Development Team under Global Business Development Department (from Dec. 2014 to Dec. 2016)

-	Trainee of the Global Leadership Program of Korea National Diplomatic Academy (from Dec. 2013 to Dec. 2014)

-	Assistant Vice President and Head of Project Finance Team under Global Business Development Department (from Feb. 2012 to Dec. 2013)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Seo, Guen-Bae has proved outstanding capabilities and competency during his tenure in various departments in KEPCO. The nominee is an expert in managerial planning and finance with extensive knowledge and experience in the power industry. He has successfully performed diverse tasks in KEPCO including drafting mid- to long-term strategies and major business plans, reorganizing global business investment structures, improving KEPCO’s financial stability focused on profitability and establishing an energy transition policy with pioneering a new and renewable energy and power grid business market. If the nominee is elected as a standing director, his expertise and experience will contribute to enhancing shareholder values by successfully raising management efficiency to solve the current financial crisis, optimizing management within KEPCO group and carrying out the energy transition strategy.

Reference to the Shareholders:

Composition of the Board of Directors

After the election of the director as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Lee, Jung-Bok	Interim President & Chief Executive Officer, Corporate Senior Executive Vice President and Chief Business Management Officer	Feb. 27, 2023
Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023
Standing Director	Male	Lee, Jun-Ho	Corporate Senior Executive Vice President and Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023
Standing Director	Male	Seo, Guen-Bae	Corporate Senior Executive Vice President and Chief Financial & Strategic Planning Officer	Newly Elected
Standing Director	Male	Kim, Tae-Ok	Corporate Senior Executive Vice President and Chief Power Grid Officer	Mar. 25, 2021
Standing Director	Male	Lee, Heung-Joo	Corporate Senior Executive Vice President and Chief Global &Nuclear Business Officer	Oct. 14, 2021
Non-standing Director	Male	Park, Jong-Bae	Non-Executive Director and the Chairperson of the Board of Directors	Jan. 31, 2020
Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021
Non-standing Director	Male	Park, Hyo-Sung	Non-Executive Director and Member of the Audit Committee	Apr. 14, 2021
Non-standing Director	Male	Lee, Kee-Man	Non-Executive Director	Apr. 14, 2021
Non-standing Director	Male	Lee, Kye-Sung	Non-Executive Director	Jul. 9, 2021
Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022
Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023
Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023